UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in the Report on Form 6-K filed by YY Group Holding Limited, a British Virgen Islands Company (“YY Group” or the “Company”), on February 27, 2026, the Company entered into an At The Market Sales Agreement (the “Sales Agreement”) with Spartan Capital Securities, LLC, serving as the lead sales agent, and Wilson-Davis & Co., Inc., serving as an additional agent, pursuant to which the Company may offer and sell, from time to time at its sole discretion through the Sales Agents, Class A ordinary shares, no par value, of the Company up to an aggregate offering price of $20 million (the “Offering”). On March 30, 2026 the Company instructed Sales Agents to pause the Offering. On April 28, 2026, the Company and the Sales Agents relaunched the Offering.

As previously disclosed in the Report on Form 6-K filed by the Company on March 23, 2026, the Company’s Class A ordinary shares began trading on an adjusted basis giving effect to a 1-for-50 reverse stock split on March 23, 2026 (the “March Share Reverse Split), under the existing ticker symbol “YYGH.”

On June 16, 2026, the Company announced the completion of the Offering. As of June 16, 2026, the Company has issued an aggregate of 93,880,252 Class A ordinary shares (adjusted to give effect to the March Share Reverse Split) under the Sales Agreement, resulting in gross proceeds of approximately US$20 million. After payment of the sales agents’ commission of 3.75% of the gross proceeds and certain other offering expenses, the Company received net proceeds of approximately US$19.1 million. As of June 16, 2026, 2026, the company has 179,371,392 Class A ordinary shares outstanding and 96,051,645 Class A ordinary shares issued (83,319,747 unissued shares scheduled to be cancelled by Transfer Agent of the Company). No further share sales will be made under this ATM Program, effectively concluding the facility as of June 16, 2026.

The Company expects to use the net proceeds from the ATM facility to pay off the remaining cash portion for the acquisitions completed in 2025, and for working capital purposes and business expansion for the overseas markets.

A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 16, 2026- YY Group Completes US$20 Million At-The-Market Equity Offering Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: June 16, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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